[redacted]

13012601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2012 (MM/DD/YY) AND ENDING 12-31-2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harvest Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

530 Silas Deane Highway, Suite 300
(No. and Street)

Wethersfield	CT	06109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ken George 603-380-5435
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Filomeno and Company, PC
(Name – *if individual, state last, first, middle name*)

80 South Main Street	West Hartford	CT	06102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ralph Giansanti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Harvest Capital, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

JACLYN A. HISSICK
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

HARVEST CAPITAL, LLC

YEARS ENDED DECEMBER 31, 2012 AND 2011

CONTENTS

FILOMENO & COMPANY, P.C.
Certified Public Accountants • Business Advisors
80 South Main Street West Hartford, CT 06107 (860) 561-0020
203 Campbell Avenue West Haven, CT 06516 (203) 931-9301
Fax (860) 561-4347 www.filomeno.com

INDEPENDENT AUDITOR'S REPORT

To the Members
HARVEST CAPITAL, LLC
Wethersfield, CT

We have audited the accompanying statements of financial condition of **HARVEST CAPITAL, LLC** as of **December 31, 2012** and **2011** and the related statements of operations and members' capital, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harvest Capital, LLC as of **December 31, 2012** and **2011** and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

West Hartford, Connecticut — Filomeno & Company, P.C.
February 1, 2013

STATEMENTS OF FINANCIAL CONDITION

HARVEST CAPITAL, LLC

DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS		
CURRENT ASSETS		
Cash	$ 171,100	$ 238,390
Accounts receivable	616,408	578,898
Prepaid expenses	11,840	7,927
Total current assets	**$ 799,348**	**$ 825,215**
PROPERTY AND EQUIPMENT, AT COST	$ 26,425	$ 30,813
Less: accumulated depreciation	(17,900)	(20,389)
Net property and equipment	**$ 8,525**	**$ 10,424**
TOTAL ASSETS	**$ 807,873**	**$ 835,639**
LIABILITIES AND MEMBERS' CAPITAL		
CURRENT LIABILITIES		
Accounts payable	$ 552,003	$ 523,011
Accrued expenses	25,852	102,037
Total current liabilities	**$ 577,855**	**$ 625,048**
MEMBERS' CAPITAL		
Total members' capital, *page 3*	**$ 230,018**	**$ 210,591**
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$ 807,873**	**$ 835,639**

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF OPERATIONS AND MEMBERS' CAPITAL

HARVEST CAPITAL, LLC

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012 AMOUNT	2012 PERCENT	2011 AMOUNT	2011 PERCENT
REVENUES	**$ 5,509,890**	**100.0 %**	**$ 5,374,959**	**100.0 %**
EXPENSES				
Commissions	$ 4,486,200	81.4 %	$ 4,398,809	81.8 %
Payroll	315,749	5.7 %	255,618	4.8 %
Consultants	102,966	1.9 %	187,520	3.5 %
Legal settlements	93,379	1.7 %	39,217	0.7 %
Regulatory fees	88,434	1.6 %	80,286	1.5 %
Insurance	87,870	1.6 %	70,469	1.3 %
Pershing fees	58,649	1.1 %	59,006	1.1 %
Office expenses	52,807	1.0 %	49,689	0.9 %
Rent expense	48,205	0.9 %	42,960	0.8 %
Promotion	36,592	0.7 %	39,920	0.7 %
Computer expense	29,588	0.5 %	26,595	0.5 %
Payroll taxes	28,800	0.5 %	21,764	0.4 %
Accounting and legal fees	18,975	0.3 %	14,000	0.3 %
Miscellaneous	10,840	0.2 %	23,277	0.4 %
Depreciation	3,492	0.1 %	3,665	0.1 %
Meals and entertainment	2,740	-- %	1,177	-- %
Contributions	1,000	-- %	1,500	-- %
Total expenses	$ 5,466,286	99.2 %	$ 5,315,472	98.8 %
OTHER INCOME				
Interest income	$ 823	-- %	$ 968	-- %
Total other income	$ 823	-- %	$ 968	-- %
NET INCOME	**$ 44,427**	**0.8 %**	**$ 60,455**	**1.2 %**
Members' capital, beginning	210,591		150,136	
Members' return of capital	(25,000)		- - -	
Members' capital ending, *page 2*	**$ 230,018**		**$ 210,591**	

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS

HARVEST CAPITAL, LLC

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
OPERATING ACTIVITIES		
Commissions received	$ 5,472,380	$ 5,386,628
Cash paid for commissions and vendors	(5,513,077)	(5,359,032)
Net cash (used for) provided by operating activities	**$ (40,697)**	**$ 27,596**
INVESTING ACTIVITIES		
Purchase of property and equipment	$ (1,593)	$ (4,589)
Return of capital investment	(25,000)	---
Net cash used for investing activities	**$ (26,593)**	**$ (4,589)**
Net (decrease) increase in cash	**$ (67,290)**	**$ 23,007**
Cash and cash equivalents, beginning	238,390	215,383
Cash and cash equivalents, ending	**$ 171,100**	**$ 238,390**

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

HARVEST CAPITAL, LLC

DECEMBER 31, 2012 AND 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Harvest Capital, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA).

BASIS OF ACCOUNTING

Harvest Capital, LLC utilizes the accrual basis of accounting. Commission revenue and related expenses are recorded on a settlement date basis, which is generally five business days after trade date for securities sold for customers.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

PROPERTY AND EQUIPMENT, AT COST

Property and equipment are stated at cost less accumulated depreciation, the provision for which is computed over the estimated useful lives of the assets on a straight-line method for financial statement purposes.

ACCOUNTS RECEIVABLE

Accounts receivable is recorded net of an allowance for doubtful accounts. The allowance is estimated from historical performance and projections of trends. For the years ended **December 31, 2012** and **2011**, no allowance was deemed necessary.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year financial statements in order to make them comparable with the current year's presentation.

NOTES TO FINANCIAL STATEMENTS

HARVEST CAPITAL, LLC

DECEMBER 31, 2012 AND 2011

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, *(continued)*

FEDERAL AND STATE INCOME TAXES

The Company evaluates all significant tax positions as required by the generally accepted accounting principles of the United States. As of December 31, 2012 and 2011, the Company does not believe it has taken any tax positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized benefits that would either increase or decrease within the next twelve months. The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of December 31, 2012 and 2011, the Company's federal and various state tax returns generally remain open for the last three years.

If the Company incurred interest and penalties associated with the recognized tax benefits these amounts would be classified as additional income taxes in the statement of operations and retained earnings.

The Company is not a taxpaying entity for federal and state income tax purposes, and thus no income tax expense has been recorded in the statements. Income or loss of the Company is reported by the members and included on their individual income tax returns.

SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 1, 2013, the date the financial statements were available to be issued.

RESERVE REQUIREMENTS

The Company is exempt from the requirements relating to cash reserves and possession or control of customers' securities under Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934.

NET CAPITAL REQUIREMENTS

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The rule prohibits a broker/dealer from engaging in securities transactions at any time when its aggregate indebtedness exceeds fifteen (15) times its net capital, as those terms are defined by the Securities and Exchange Commission. A broker/dealer may also be required to reduce its business if its net capital ratio should exceed twelve (12) to one (1) and may be prohibited from expanding its business if the ratio exceeds ten (10) to one (1). As of **December 31, 2012**, the net capital was **$161,927**, an excess of **$123,403** over the required minimum net capital of $38,524. As of **December 31, 2011**, the net capital was **$137,974** an excess of **$96,304** over required minimum net capital of $41,670.

2. RELATED PARTY TRANSACTIONS

The Company uses office space, which is leased by a member of the Company who then subleases the office space to the Company. The lease requires monthly rent of **$4,125** with various annual adjustments.

Various office expenses paid by a member of the Company were not reimbursed by the Company for **2012** and **2011**.

3. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There are no borrowings under subordination agreements at **December 31, 2012** and **2011.**

4. PROPERTY AND EQUIPMENT, AT COST

Depreciation charged to current operations amounted to **$3,492** in **2012** and **$3,665** in **2011**. Depreciation by major categories of assets is shown below.

	2012		2011	
	COST	DEPRECIATION	COST	DEPRECIATION
Computer equipment	$ 18,591	$ 3,094	$ 22,979	$ 3,267
Office furniture	7,834	398	7,834	398
Total	**$ 26,425**	**$ 3,492**	**$ 30,813**	**$ 3,665**

5. OPERATING LEASE

The Company has an operating lease agreement for office equipment expiring in 2015.

Future minimum payments for this noncancellable lease are as follows:

December 31,	
2013	$ 4,140
2014	4,140
2015	3,795
Total	**$ 12,075**

6. RECONCILIATION OF NET INCOME TO NET CASH (USED FOR) PROVIDED BY OPERATING ACTIVITIES

	2012	2011
Net income, *page 3*	**$ 44,427**	**$ 60,455**
Adjustments to reconcile net income to net cash (used for) provided by operating activities:		
Depreciation and amortization	$ 3,492	$ 3,665
(Increase) decrease in:		
Accounts receivable	(37,510)	11,669
Prepaid expenses	(3,913)	(96)
Increase (decrease) in:		
Accounts payable	28,992	(7,317)
Accrued expenses	(76,185)	(40,780)
Total adjustments	$ (85,124)	$ (32,859)
Net cash (used for) provided by operating activities	**$ (40,697)**	**$ 27,596**

7. PROFIT SHARING PLAN

Effective April 1, 2011, the Company adopted a 401(k) profit-sharing plan (the "Plan"), which covers eligible employees who are at least age twenty-one and have completed one year of service during the plan year. The Plan provides that eligible employees may contribute a specific percentage of their compensation or dollar amount up to federal maximum allowable. The employer may contribute to the Plan on behalf of each eligible participant a discretionary matching contribution as determined by management. For the year ended **December 31, 2012** there was no matching contribution made by the Company.

8. ARBITRATION MATTER

A former registered representative of the Company was found guilty of selling unregistered securities to several investors. The Company had also been named as one of the defendants in an arbitration claim relating to the registered representative's actions. The claimants sought to recover losses from the Company. During 2012, an arbitration hearing was held, at which time the arbitration panel awarded the claimant $158,250 which was paid by the Company in 2012. As of December 31, 2011, $65,314 of this amount was included in accrued expenses. The additional $92,936 was expensed in 2012.

FILOMENO & COMPANY, P.C.
Certified Public Accountants • Business Advisors

80 South Main Street West Hartford, CT 06107 (860) 561-0020
203 Campbell Avenue West Haven, CT 06516 (203) 931-9301

Fax (860) 561-4347 www.filomeno.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Members
HARVEST CAPITAL, LLC
WETHERSFIELD, CT

We have audited the financial statements of **HARVEST CAPITAL, LLC** as of and for the years ended **December 31, 2012** and **2011**, and have issued our report thereon dated February 1, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the basic financial statements as a whole.

Filomeno & Company, P.C.

West Hartford, Connecticut
February 1, 2013

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

HARVEST CAPITAL, LLC

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
NET CAPITAL		
Total members' capital	$ 230,018	$ 210,591
Deduct members' capital not allowable for net capital	(68,091)	(72,617)
Total members' capital qualified for net capital	**$ 161,927**	**$ 137,974**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required for broker	$ 38,524	$ 41,670
Excess net capital	$ 123,403	$ 96,304
Net capital requirement	$ 38,524	$ 41,670
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2012 and 2011)		
Net capital, as reported in Company's Part II (Unaudited) FOCUS reports	$ 161,927	$ 137,974
NET CAPITAL PER ABOVE	**$ 161,927**	**$ 137,974**

FILOMENO & COMPANY, P.C.
Certified Public Accountants • Business Advisors

80 South Main Street West Hartford, CT 06107 (860) 561-0020
203 Campbell Avenue West Haven, CT 06516 (203) 931-9301

Fax (860) 561-4347 www.filomeno.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15-c3-3

To the Members
HARVEST CAPITAL, LLC
WETHERSFIELD, CT

In planning and performing our audits of the financial statements of **Harvest Capital, LLC** (the "Company") as of and for the years ended **December 31, 2012** and **2011**, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15-c3-3

(Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Filos eno & Company, P.C.

West Hartford, Connecticut
February 1, 2013

FILOMENO & COMPANY, P.C.
Certified Public Accountants • Business Advisors

80 South Main Street West Hartford, CT 06107 (860) 561-0020
203 Campbell Avenue West Haven, CT 06516 (203) 931-9301

Fax (860) 561-4347 www.filomeno.com

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
HARVEST CAPITAL, LLC
WETHERSFIELD, CT

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the years ended December 31, 2012 and 2011, which were agreed to by Harvest Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Harvest Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Harvest Capital, LLC's management is responsible for the Harvest Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries. Traced to Quickbooks disbursements, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the years ended December 31, 2012 and 2011, as applicable, with the amounts reported in Form SIPC-7 for the years ended December 31, 2012 and 2011, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Examined quarterly Quickbooks internal reports, noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers. Examined quarterly Quickbooks internal reports, supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

West Hartford, Connecticut
February 1, 2013

Filomeno & Company, P.C.